Exhibit (a)(13)

IN THE UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

GOLD KIST INC.,

Plaintiff,

v.

PILGRIM’S PRIDE CORPORATION;

PROTEIN ACQUISITION CORPORATION;

O.B. GOOLSBY, JR.; GARY D. TUCKER;

ROBERT L. HENDRIX; JOSEPH C. MORAN;

WALTER F. SHAFER, III; TIM THOMAS;

MICHAEL A. PRUITT;

ROBERT A. WRIGHT;

JANE T. BROOKSHIRE; and

J. CLINTON RIVERS,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	CIVIL ACTION NO. 1:06-CV-2441-JEC

GOLD KIST’S MEMORANDUM OF LAW IN SUPPORT OF

MOTION FOR PRELIMINARY INJUNCTION

Defendants have unlawfully attempted to seize control of the Board of Directors of Gold Kist Inc. (“Gold Kist”) in blatant violation of Section 8 of the Clayton Act, 15 U.S.C.A. § 19; and Section 14(a), (d), and (e) of the Securities Exchange Act of 1934 (“Exchange Act”), 15 U.S.C.A. § 78n(a), (d), and (e), as well as the rules and regulations promulgated thereunder. Gold Kist seeks a preliminary injunction pursuant to Fed. R. Civ. P. 65; Section 16 of the Clayton Act, 15 U.S.C.A. § 26; and Section 27 of the Exchange Act, 15 U.S.C.A. § 78aa, to

stop Defendants’ unlawful conduct and prevent Gold Kist from suffering irreparable harm. In support of its Motion for Preliminary Injunction, Gold Kist shows the Court as follows:

I. INTRODUCTION

Defendant Pilgrim’s Pride Corporation (“Pilgrim”) and Plaintiff Gold Kist are the second and third largest competitors in the United States chicken industry. Pilgrim and the other Defendants are attempting to acquire Gold Kist through a hostile takeover.

Pilgrim and the other Defendants have admitted in recent filings with the Securities and Exchange Commission (“SEC”) that they have embarked on a scheme to acquire control of the Gold Kist Board of Directors well before Pilgrim can lawfully acquire Gold Kist (if such acquisition is even possible). Pilgrim has further admitted that its scheme involves taking control of the Gold Kist Board by electing nine Pilgrim officers (the “Pilgrim Officers”) to the Gold Kist Board and thereafter causing the Board to eliminate any “obstacles” to Pilgrim’s planned acquisition of Gold Kist. Those “obstacles” include a Stockholder Protection Rights Agreement (“Rights Agreement”) that Pilgrim admits in its SEC filings prevents Pilgrim’s conditional tender offer (“Conditional Tender Offer”) from being consummated absent the Gold Kist Board’s redemption of the rights

(“Rights”) included in the Rights Agreement. Removing the obstacles to Pilgrim’s acquisition of Gold Kist could take months or years, as the resolution of, among other things, director conflicts of interest, fiduciary duties, and Section 203 of the Delaware General Corporation Law’s likely three-year waiting period play out in the courts. During this time Pilgrim would control the Board of Gold Kist, a major competitor.

Section 8 of the Clayton Act makes it per se unlawful for the Pilgrim Officers to serve on Gold Kist’s board prior to consummation of Pilgrim’s planned acquisition of Gold Kist. 1 Pilgrim and the other Defendants have made no disclosure whatsoever of this illegality in their proxy and Conditional Tender Offer filings with the SEC. For the reasons set forth in the remainder of this Memorandum, Gold Kist is entitled to a preliminary injunction that: (i) enjoins Defendants from pursuing election of the slate of Pilgrim Officers to the Gold Kist

[1]

Specifically, Section 8 prohibits one person from serving, at the same time, as (1) a director or officer of two corporations (2) engaged in whole or in part in commerce that are (3) by virtue of their business and location of operation, competitors, so that the elimination of competition by agreement between them would constitute a violation of any antitrust laws; (4) if each corporation has capital, surplus, and undivided profits aggregating more than $22,761,000 (this threshold took effect in January 2006); unless (5) the competitive sales of either corporation are less than $2,276,100 (this threshold also took effect in January 2006); (6) the competitive sales of either corporation are less than 2% of that corporation’s total sales; or (7) the competitive sales of each corporation are less than 4% of that corporation’s total sales. 15 U.S.C. § 19.

Board unless and until Pilgrim first acquires Gold Kist and from pursuing the Confidential Tender Offer absent corrective disclosures regarding this injunction; and (ii) grants the other injunctive relief requested in the Complaint.

II. STATEMENT OF FACTS

Pilgrim and Gold Kist are direct competitors. (Declaration of Bekkers (“Bekkers Decl.”) ¶3, attached hereto as Ex. “1”.) Pilgrim and the other Defendants are attempting first to seize control illegally of the Gold Kist Board of Directors and then, through that control, force Gold Kist to merge with Pilgrim. (Bekkers Decl. ¶¶ 9, 11.)

To further this plan, Goolsby and Pilgrim submitted a proposal for director nominations to Gold Kist. (Bekkers Decl. ¶¶ 3, 4.) Pilgrim proposed increasing the number of directors on Gold Kist’s Board of Directors from nine to fifteen and filling the new directorships with a slate of six Pilgrim Officers at the Gold Kist annual meeting of stockholders to be held in January or February of 2007. Pilgrim also nominated three other Pilgrim Officers to fill existing directorships with terms set to expire at the 2007 meeting – bringing the total number of Pilgrim Officers nominated to the Gold Kist Board to nine. (Bekkers Decl. ¶¶ 3, 4.)

On or about August 18, 2006, Pilgrim and Goolsby caused to be filed with the SEC2 proxy soliciting materials pursuant to Section 14(a) of the Exchange Act, 15 U.S.C. § 78n(a). Attached thereto is Pilgrim’s August 18, 2006 letter to the Gold Kist Board of Directors, which states in pertinent part:

As you are aware, in order to preserve our flexibility with respect to the proposed combination, we have given notice, in accordance with Gold Kist’s by-laws, that we have submitted a proposal to adjust the number of Directors on Gold Kist’s Board and have submitted a slate of nine nominees for election to Gold Kist’s Board at the upcoming annual meeting of shareholders.

(Complaint Ex. E.) 3

On or about August 22, 2006, Pilgrim filed with the SEC tender offer and proxy soliciting materials pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 of the Exchange Act. Attached to this filing is Pilgrim’s August 18, 2006 letter to Gold Kist informing Gold Kist that Goolsby has delivered a Notice of Stockholder Proposals and Director Nominations (“Notice”) (Bekkers Decl. ¶¶ 3, 4.) In the letter, Pilgrim admits that its proposals “seek, inter alia, to increase the number of directors

[2]	This Court can take judicial notice that Pilgrim made all statements contained in its SEC filings. Bryant v. Avado Brands, Inc., 187 F. 3d 1271, 1276 (11th Cir. 1999). These statements are admissions of a party opponent.
[3]	Exhibits A to E are attached to Gold Kist’s Complaint. Because these Exhibits are voluminous and already in the record, they are not also attached to this Memorandum.

constituting the entire Board of Directors of the Company to fifteen, and to fill the vacancies created by such increase with certain persons listed in the Notice.” Id.

On September 28, 2006, Pilgrim announced publicly that, on the following day, it would commence its Conditional Tender Offer for outstanding shares of Gold Kist’s common stock, notifying stockholders of its intent to purchase all outstanding shares for $20 per share (through Protein Acquisition Corporation (“Purchaser”), a wholly-owned Pilgrim subsidiary formed for the sole purpose of effecting a merger with Gold Kist (the “Merger”)). In connection with the Conditional Tender Offer, Pilgrim filed a Form 8-K with the SEC (on September 28, 2006) and its Schedule TO and Offer to Purchase in accordance with Section 14(d) of the Exchange Act and Regulation 14D promulgated thereunder (on September 29, 2006).

Pilgrim’s Offer to Purchase acknowledges that Gold Kist stockholders currently possess Rights pursuant to the Rights Agreement that would effectively preclude Pilgrim from acquiring Gold Kist shares pursuant to Pilgrim’s Conditional Tender Offer so long as the Rights remain outstanding. Because only the Gold Kist Board can redeem the Rights or amend or terminate the Rights Agreement (and because Gold Kist Board action will likely be necessary to eliminate the three-year waiting period Pilgrim would face under Section 203 before acquiring Gold Kist), Pilgrim has conditioned its tender offer on the Gold Kist Board redeeming the Rights or otherwise rendering the Rights Agreement inapplicable to Pilgrim’s proposed acquisition. (Bekkers Decl. ¶¶ 9, 11.)

Because the Gold Kist Board plays a crucial role in protecting the interests of its stockholders, including but not limited to having the exclusive authority to redeem the Rights or to amend or terminate the Rights Agreement, Pilgrim has conditioned its Conditional Tender Offer on Pilgrim’s being satisfied that its nominees (or other persons satisfactory to Pilgrim) constitute a majority of the Gold Kist Board (the “Board Condition”). (Complaint Ex. B, Offer to Purchase at 2.)

In its Offer to Purchase, Pilgrim makes clear that it will attempt to take control of the Gold Kist Board at the next annual meeting through its proxy solicitation:

[I]f Parent [Pilgrim] and the Company [Gold Kist] are unable to agree upon a negotiated transaction, Parent intends to file soliciting materials with the Commission and to solicit proxies for use at the Company’s 2007 annual meeting in support of the proposals [referenced in para. 32 of Gold Kist’s Complaint] to designate Mr. Goolsby as the presiding officer at the meeting, to expand the size of the Company’s Board of Directors and to elect the Parent Nominees to fill both the newly created directorships resulting from such expansion and the director positions scheduled to expire at that meeting. . . . Purchaser believes that the Parent Nominees . . . would consider taking action to remove certain obstacles to the stockholders of the Company determining whether to accept the Offer or otherwise consummate the Offer and the Merger, including taking action to (i) redeem the Rights (or amend the Rights Agreement to make the Rights inapplicable to the Offer and the Merger), which would satisfy the Rights Condition, (ii) satisfy the DGCL §203 Condition and (iii) take any other action that may be desirable or necessary to expedite prompt consummation of the Offer and the Merger.

(Complaint Ex. B, Offer to Purchase at 4-5.) Although Pilgrim has made public its slate of directors, its intent to gain control of the Gold Kist Board, and its Conditional Tender Offer, it has done so while concealing the material fact that Section 8 of the Clayton Act prohibits its nominees from serving on the Gold Kist Board while Gold Kist is an independent competitor.

III. ARGUMENT AND CITATION OF AUTHORITY

A.	Standard For Injunctive Relief

Injunctive relief is appropriate when the moving party shows: (i) it has a substantial likelihood of success on the merits; (ii) irreparable injury will be suffered unless the injunction issues; (iii) the threatened injury to the movant outweighs whatever damage the proposed injunction may cause the opposing party; and (iv) if issued, the injunction would not be adverse to the public interest. BellSouth Telecomms., Inc. v. MCIMetro Access Transmission Servs., LLC, 425 F.3d 964, 968 (11th Cir. 2005).

Section 16 of the Clayton Act specifically authorizes injunctive relief to prevent loss or damage from a threatened violation of Section 8 of the Act. See 15 U.S.C.A. § 26 (“Any person, firm, corporation, or association shall be entitled to sue for and have injunctive relief, in any court of the United States having jurisdiction over the parties, against threatened loss or damage by a violation of the antitrust laws. . . . “). Likewise, Section 27 of the Exchange Act authorizes this Court to enjoin Defendants from violating the Exchange Act, including the relevant provisions of Section 14, and from proceeding with their proxy solicitation and Conditional Tender Offer on the basis of false and misleading information disseminated to Gold Kist’s stockholders and filed with the SEC.

B.	Gold Kist Has Established a Substantial Likelihood of Succeeding on the Merits of Its Antitrust and Securities Claims.

1.	Gold Kist has a substantial likelihood of prevailing on its Section 8 claim.

Pilgrim’s placement of nine of its officers on the Gold Kist Board would be a clear violation of Section 8 of the Clayton Act, which prohibits officer and director interlocks between competing corporations. In fact, Pilgrim’s illegal plan threatens the precise type of antitrust injury that Section 8 was designed to address – harm to competition due to: (i) a corporation’s gaining inside knowledge of the confidential business information of one of its competitors through interlocking officers or directors; and (ii) the potential for unlawful coordination between competitors. See Reading Int’l, Inc. v. Oaktree Capital Mgmt. LLC, 317 F. Supp. 2d 301, 326 (S.D.N.Y. 2003) (purpose of Section 8 is to “nip in the bud incipient violations of the antitrust laws by removing the opportunity or temptation to such violations through interlocking directorates”); Square D Co. v. Schneider S.A., 760 F. Supp. 362, 366 (S.D.N.Y. 1991).

Square D is directly analogous to this case. There, the defendant announced its intent to engage in a proxy fight to install its officers and agents on a competitor’s board in furtherance of a hostile takeover bid. The court held that such facts stated a claim under Section 8. Square D, 760 F. Supp. at 368.

The same is true here. The most significant requirement for Section 8 liability is that elimination of competition by agreement between the two interlocked companies would violate the antitrust laws.4 There can be no question that an agreement to eliminate competition between Pilgrim and Gold Kist – the number two and three chicken producers in the United States respectively – would be unlawful. See, e.g., Protectoseal Co. v. Barancik, 484 F.2d 585, 589 (7th Cir. 1973) (authored by current Supreme Court Justice Stevens) (reference to competition “between them” in Section 8 is not limited to a violation of Section 7 of the Clayton Act, but extends to other violations of the antitrust laws, such as violations of Section 1 of the Sherman Act that prohibits competitors from engaging in contracts, combinations, or conspiracies in restraint of trade).

[4]	ABA Section of Antitrust Law, Antitrust Law Developments, at 403 (5th ed. 2002).

Additionally, all of the other threshold requirements for application of Section 8 are easily met,5 including the requirement that Pilgrim’s proposed nominees meet the Section 8 definition of an “officer.” For purposes of Section 8, “the term ‘officer’ means an officer elected or chosen by the Board of Directors.”6 Pilgrim admitted in its Conditional Tender Offer that each of the individuals nominated to the Gold Kist Board “is an officer of Parent [Pilgrim].” (Compl. Ex. B, Offer to Purchase at 4.) Pilgrim’s Bylaws establish that its officers are nominated or chosen by Pilgrim’s Board. (Ex. 3.) Thus, because the Pilgrim Officers unquestionably are officers of Pilgrim elected or chosen by the Pilgrim Board, election of the Pilgrim Officers to the Gold Kist Board would violate the Clayton Act.

It is well established that injunctive relief is appropriate to prevent a Section 8 interlock from occurring. See, e.g., United States v. W.T. Grant Co., 345 U.S. 629, 633-34 (1953); United States v. Cleveland Trust Co., 392 F. Supp. 699

[5]	Gold Kist’s annual gross revenues from the sale of chicken products are in excess of $2 billion. (Bekkers Decl. ¶ 12.) The majority of such revenues are for products and services sold in direct competition with Pilgrim. Id. Gold Kist and Pilgrim each have capital, surplus, and undivided profits aggregating far more than $22,761,000. (Bekkers Decl. ¶ 12; see also Pilgrim Form 10-K, for year ended October 1, 2005 at p. 76, attached hereto as Ex. “2”). Gold Kist and Pilgrim each sell in excess of $2,276,100 per year of broiler chickens in competition with each other. (Bekkers Decl. ¶ 12; Ex. 2 at 44.)
[6]	15 U.S.C. § 19(a)(4).

(N.D. Ohio 1974) (enjoining defendant from seeking to place its officers on the boards of competing companies), aff’d. 513 F.2d 633 (6th Cir. 1975). Pilgrim’s own admissions in its SEC filings and the Bekkers Declaration prove that Section 8’s objective criteria are met, and Pilgrim’s proposed slate of directors cannot legally serve on Gold Kist’s Board. See, e.g., Protectoseal, 484 F.2d at 589 (upholding removal of an interlocked director under Section 8 and stating that Section 8 “establishes rather simple objective criteria for judging the legality of an interlock”); Am. Medicorp, Inc. v. Humana, Inc., 445 F. Supp. 573, 587 (E.D. Pa. 1977) (refusing to dismiss Section 8 claim alleging that defendant corporation intended to seek majority representation on plaintiff’s board of directors). Gold Kist has also shown that Pilgrim’s violation of Section 8 will harm competition as well as Gold Kist – through loss of confidential, competitively-sensitive business information, loss of Gold Kist’s ability to compete independently, exposure to antitrust lawsuits and criminal investigations, and injury to Gold Kist’s corporate reputation. (Bekkers Decl. ¶¶ 7, 10, 11.) Gold Kist therefore has established a substantial likelihood of prevailing on its underlying Section 8 claim.7

[7]	Gold Kist has standing to assert a Section 8 claim against Pilgrim. See Protectoseal, 484 F.2d at 588 (“we have no doubt that a corporation has standing to request a federal court to remove a director whose service on its board violates an Act of Congress. The corporation itself is a potential defendant in litigation which the government may initiate to enforce § 8”)

2.	Gold Kist has a substantial likelihood of prevailing on its securities claims.

Pursuant to § 14(a) of the Exchange Act and Regulation 14A promulgated thereunder, Defendants filed with the SEC and disseminated to Gold Kist stockholders proxy solicitation materials for the election of their director-nominees. Section 14(a) of the Exchange Act “makes it unlawful to solicit proxies ‘in contravention of such rules and regulations as the [SEC] may prescribe as necessary or appropriate in the public interest or for the protection of investors.’” Cowin v. Bresler, 741 F.2d 410, 426 (D.C. Cir. 1984) (quoting 15 U.S.C. § 78n(a)). Rule 14a-9, promulgated pursuant to this authority, expressly prohibits false or misleading proxy solicitations. Id. at 426-27. Section 14(a) applies to all proxy solicitations, whether written or oral, conventional or irregular, formal, or informal.

(internal citations omitted). Gold Kist is aware of only one case that could be interpreted to hold otherwise. In Burnup & Sims, Inc. v. Posner, 688 F. Supp. 1532, 1534 (S.D. Fla. 1988), the court held that the target did not have standing to bring a Section 8 claim. Not only is this decision wholly contrary to the weight of authority, it is distinguishable because the court based its holding on the fact that the two companies would not be independent competitors when the board took office. That is not the case here – Pilgrim’s Officers will be board members for a substantial period of time before any possible takeover is effectuated. The remainder of the court’s discussion of antitrust standing is directed only to the target’s challenge to the merger itself based on Section 7 of the Clayton Act. Contrary to the Burnup decision, courts routinely allow target corporations to pursue Section 8 claims. See, e.g., Protectoseal, 484 F.2d at 588; Square D, 760 F. Supp. at 368; American Medicorp, 445 F. Supp. at 587.

See 17 C.F.R. § 240.14a-1; Long Island Lighting Co. v. Barbash, 779 F.2d 793 (2d Cir. 1985). The term “solicitation” includes, inter alia, any “communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy.” 17 C.F.R. § 240.14A-1(l)(1)(iii). Accordingly, any communication to stockholders under circumstances reasonably calculated to result in the procurement, withholding, or revocation of a proxy will be considered a solicitation. Id.

“To prevail on a Section 14(a) claim, a plaintiff must show that (1) a proxy statement contained a material misrepresentation or omission which (2) caused the plaintiff injury and (3) that the proxy solicitation . . . was an essential link in the accomplishment of the transaction.” Atl. Coast Airlines Holdings, Inc. v. Mesa Air Group, Inc., 295 F. Supp.2d 75, 81-82 (D.D.C. 2003) (alteration in original). Negligent misrepresentation is sufficient for purposes of Section 14(a) and Rule 14a-9 – plaintiffs need not plead or prove scienter. Wilson v. Great Am. Indus., Inc., 855 F.2d 987, 995 (2d Cir. 1988).

In addition to its proxy solicitation materials, Pilgrim has made several filings with the SEC, including its Schedule TO and related documents, announcing and describing the terms and conditions of its Conditional Tender Offer, pursuant to Section 14(d) and the rules promulgated thereunder. (See

Compl., Ex. B, Schedule TO.) Section 14(e) of the Exchange Act is a broad antifraud provision that provides:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation.

15 U.S.C.A. § 78n(e).

Defendants violated all of these provisions (§§ 14(a), 14(d), and 14(e) of the Exchange Act and the rules promulgated thereunder) by concealing the material fact that Section 8 of the Clayton Act prohibits Pilgrim’s nominees from serving on the Gold Kist Board.

A misrepresentation or omission is material for purposes of Section 14 “if there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote.” TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976). “Put another way, there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.” Id.

That Pilgrim’s proposed slate of directors would violate the antitrust laws is a material fact that Defendants intentionally, recklessly, or negligently failed to disclose in their proxy and tender offer materials filed with the SEC and disseminated to Gold Kist stockholders. “[T]he existence of circumstances raising serious antitrust problems would be a material fact to be disclosed in [a] tender offer.” Crane Co. v. Harsco Corp., 509 F. Supp. 115, 122 (D. Del. 1981) (citing Elco Corp. v. Microdot Inc., 360 F. Supp. 741, 752-53 (D. Del. 1973)); Gulf & W. Indus., Inc. v. Great Atl. & Pac. Tea Co., 476 F.2d 687, 697 (2d Cir. 1973)). In Gulf & Western, the Second Circuit found that the defendant’s omission of certain “basic facts,” which would have indicated there were substantial antitrust obstacles to the defendant’s purchasing a large portion of the plaintiff’s shares, was a material omission sufficient to support the finding of securities law violations. 476 F.2d at 697; see also Grumman Corp. v. LTV Corp., 527 F. Supp. 86, 100 (E.D.N.Y.) (tender offeror violates Section 4 disclosure requirements if it fails to furnish information relevant to the applicability of the antitrust laws), aff’d, 665 F.2d 10 (2d Cir. 1981). As the Grumman court explained, “[w]hile LTV may honestly differ with the legal conclusions relating to the antitrust issues in this case, its awareness of the antitrust problems associated with this tender offer is clear.” 527 F. Supp. at 100; see also Chemetron Corp. v. Crane Co., 1977-2 Trade Cas. (CCH) ¶ 61,717 (N.D. Ill. 1977).

The vote on Pilgrim’s director-nominees and Pilgrim’s Conditional

Tender Offer should not proceed at all because these nominees’ election to or service on Gold Kist’s Board would violate the Clayton Act, and Pilgrim has failed to make any disclosure in its proxy solicitation and tender offer materials about this fatal defect. See Mills v. Elec. Auto-Lite Co., 396 U.S. 375, 386 (1970) (discussing right of target company to seek preliminary injunction under § 14(a)); MONY Group, Inc. v. Highfields Capital Mgmt., L.P., 368 F.3d 138, 143 (2d Cir. 2004) (same); Gulf & W. Indus., Inc., 476 F.2d at 695-96 (target of a tender offer can sue for preliminary injunction under § 14(d) and (e) alleging omission of material facts from a tender offer announcement). Moreover, Pilgrim’s Conditional Tender Offer is expressly conditioned on the election of Pilgrim’s officers to Gold Kist’s Board, which is flatly illegal under the Clayton Act – a point Pilgrim failed to disclose in its SEC filings concerning the Conditional Tender Offer. Gold Kist therefore has demonstrated a substantial likelihood of prevailing on its securities claims.

C.	Gold Kist Will Suffer Irreparable Injury Unless the Preliminary Injunction Issues.

It is well-established that the placement of one competitor’s officers or directors on the board of another competitor causes serious and irreparable harm. See, e.g., F. & M. Schaefer Corp. v. C. Schmidt & Sons, 597 F.2d 814, 818 (2d Cir. 1979) (finding irreparable harm where company would have access through board members to leading competitor’s confidential trade information, including its marketing, pricing, advertising, and new product plans); Allis-Chalmers Mfg. Co. v. White Consol. Indus., Inc., 414 F.2d 506, 515-16 (3d Cir. 1969) (serious “irreversible” harm if defendant’s nominees became members of plaintiff’s board); Elco, 360 F. Supp. at 754 (same); Hamilton Watch Co. v. Benrus Watch Co., 114 F. Supp. 307, 314 (D. Conn.) (same), aff’d, 206 F.2d 738 (2d Cir. 1953).

The danger here is equally severe and irreversible – two usually fierce competitors together in a board room discussing prices and production levels and exchanging highly confidential, competitively-sensitive information. See Laidlaw Acquisition Corp. v. Mayflower Group, Inc., 636 F. Supp. 1513, 1517 (S.D. Ind. 1986) (finding irreparable harm because disclosure of confidential information “could be devastating in the instant case which finds the principals engaged in head to head bidding wars for private school busing contracts”). If Pilgrim were allowed to place the Pilgrim Officers on the Gold Kist Board, Gold Kist would unquestionably face the loss of confidential, competitively-sensitive business information, the loss of its ability to compete independently, exposure to possible antitrust lawsuits and criminal investigations, and injury to its corporate reputation. (Bekkers Decl. ¶¶ 7, 8, 10, 11.) Courts have routinely held that such injuries constitute irreparable harm. See Global Switching Inc. v. Kasper, No. CV 06 412,

2006 WL 1800001, at *12 (E.D.N.Y. June 28, 2006) (irreparable harm may result where a company’s confidential information is wrongfully obtained); Dominion Video Satellite, Inc. v. EchoStar Satellite Corp., 356 F.3d 1256, 1266 (10th Cir. 2004) (loss of trade secrets constitutes irreparable harm); McDonald’s Corp. v. Robertson, 147 F.3d 1301, 1310 (11th Cir. 1998) (loss of reputation may constitute irreparable harm).

The fact that Gold Kist would face these insurmountable problems in the face of such a blatant violation of Section 8 is not surprising – the recognition of these problems provided the impetus for Section 8’s enactment. See, e.g., Reading Int’l, 317 F. Supp. 2d at 326. In addition to the damage to Gold Kist and its customers, this board structure would likely result in serious violations of Section 1 of the Sherman Act. For example, the government has challenged the transfer of operational control – including the ability to replace management, control pricing and contracting, and allow the transfer of competitively sensitive information – prior to the consummation of a merger as violating Section 1 of the Sherman Act. See Competitive Impact Statement, § II.B, United States v. Computer Assoc., 2002-2 Trade Cas. (CCH) para. 73,883, at 95255 (D.D.C. 2002) (No. 01-02062). Thus, Gold Kist could be exposed not only to the expense of an antitrust lawsuit, but also to civil and/or criminal liability.

In a similar vein, Pilgrim’s false and misleading proxy and tender offer materials in violation of Sections 14(a), (d), and (e) of the Exchange Act and rules promulgated thereunder will cause irreparable harm to Gold Kist and its stockholders. The U.S. Supreme Court has noted that § 14(a) “stemmed from a congressional belief that ‘[f]air corporate suffrage is an important right that should attach to every equity security bought on a public exchange.’” Mills, 396 U.S. at 381 (citing H.R. Rep. No. 73-1383 at 13). “The purpose of § 14(a) is to prevent management or others from obtaining authorization for corporate action by means of deceptive or inadequate disclosure in proxy solicitation.” J. I. Case Co. v. Borak, 377 U.S. 426, 431 (1964). This purpose stemmed from Congressional concern that “[t]oo often proxies are solicited without explanation to the stockholder of the real nature of the questions for which authority to cast his vote is sought.” Id.

As a result, “[i]t is well-established that a transaction – particularly a change-of-control transaction – that is influenced by noncompliance with the disclosure provisions of the various federal securities laws can constitute irreparable harm.” MONY Group, 368 F.3d at 138, 147; Polaroid Corp. v. Disney, 862 F.2d 987, 1006 (3d Cir. 1988) (“Irreparable harm arises because of the difficulty of proving money damages in a suit based upon material misrepresentations by the tender offeror.”); Marshall Field & Co. v. Icahn, 537 F. Supp. 413, 416 (S.D.N.Y. 1982) (“irreparable harm” exists in a change-of-control transaction if shareholders are denied “important and legally required information as to [a group’s] intentions which may affect their judgment as to whether the stock should be sold, bought, or held”).

Because Defendants have wrongfully failed to disclose in their proxy and tender offer materials that their proposed slate is illegal and ineligible to serve on the Gold Kist Board, Defendants are misleading Gold Kist’s stockholders about a fundamentally important fact that has a direct impact on their vote on Defendants’ director-nominees and their decision on Pilgrim’s Conditional Tender Offer. The rights of Gold Kist’s stockholders are being irreparably harmed, and there is no adequate remedy at law that could compensate stockholders for the harm being inflicted on their voting rights. Furthermore, Gold Kist must now expend substantial financial resources in a proxy contest to prevent stockholders from unknowingly electing Board nominees that would lead to potential litigation, government investigations, and innumerable operational disruptions, all tending to diminish shareholders’ interests. (Bekkers Decl. ¶¶ 7, 8.)

D.	The Threatened Injury to Gold Kist Outweighs Any Damage the Proposed Injunction May Cause Defendants.

The threatened injury to Gold Kist as well as to stockholders and consumers significantly outweighs any damage that the injunction may cause Pilgrim. See, e.g., Elco, 360 F. Supp. at 754 (where the probability of unlawfulness and of injury to others is strong, acquiring corporation’s interest in consummation of transaction must be subordinated); F.& M. Schaefer, 597 F.2d at 819 (prospect of anticompetitive harm to public and plaintiff significantly outweighed any hardships to defendant based on possibility that acquisition would fail). Furthermore, Defendants’ material omissions regarding the illegality of their proposed slate of director-nominees and Conditional Tender Offer have caused Gold Kist’s stockholders to be grossly misinformed about Pilgrim’s and Goolsby’s proposal. Consequently, Gold Kist is wrongfully being forced to engage in a proxy contest to prevent shareholders from making an uninformed decision that would lead to further costs and litigation.

Thus, the actual and threatened injuries to which Gold Kist and its stockholders are exposed as a result of Defendants’ violations of Section 8 and federal securities laws significantly outweigh any damage (theoretical or real) that would be caused to Defendants by the preliminary injunction sought herein against Defendants’ unlawful proxy and tender offer materials. See Crouse-Hinds Co. v.

InterNorth, Inc., 634 F.2d 690, 699 (2d Cir. 1980) (citing Seaboard World Airlines, Inc. v. Tiger Int’l, Inc., 600 F.2d 355, 359-60 (2d Cir. 1979)); Capital Real Estate Investors Tax Exempt Fund Ltd. P’ship v. Schwartzberg, 917 F. Supp. 1050, 1065 (S.D.N.Y. 1996).

Requiring Pilgrim to comply with federal antitrust and securities laws should not be considered a hardship. See Jackson v. Nat’l Football League, 802 F. Supp. 226, 232 (D. Minn. 1992) (a party has “no justifiable interest in . . . preserving an illegal status quo”). Moreover, Pilgrim is not entitled to any gain from an act that would violate the Clayton Act. Grumman, 665 F.2d at 16.

The injunctive relief requested by Gold Kist merely would delay Pilgrim’s ability to elect its officers to the Gold Kist Board until it is legal to do so – that is, until such time as Pilgrim were legitimately to acquire Gold Kist (assuming Pilgrim can ever succeed in doing so, given the existence of the Rights). Courts have been reluctant to treat such delays as substantially burdensome. See Champion Parts Rebuilders, Inc. v. Cormier Corp., 661 F. Supp. 825, 854 n.3 (N.D. Ill. 1987) (rejecting as “grossly exaggerat[ed]” potential harm where an injunction threatened to defer a corporate takeover to future meeting). Thus, the threatened injury to Gold Kist if the preliminary injunction does not issue outweighs any harm that Defendants may suffer as a result of the injunction.

E.	The Preliminary Injunction Would Affirmatively Promote and Protect the Public Interest.

An injunction enforcing Section 8 of the Clayton Act and Sections 14(a), (d), and (e) of the Exchange Act and the rules promulgated thereunder would in no way be adverse to the public interest. Rather, enforcement of Section 8 has been viewed by courts as protective of the public interest. Protectoseal, 484 F.2d at 589 (Section 8 of the Clayton Act “reflects a public interest in preventing directors from serving in positions which involve either a potential conflict of interest or a potential frustration of competition”). Similarly, it is well established that “[d]oubts as to whether a preliminary injunction is necessary to safeguard the public interest protected by the securities laws should be resolved in favor of granting the injunction.” Am. Insured Mortgage Investors v. CRI, Inc., No. 90 Civ. 6630, 1990 U.S. Dist. LEXIS 15787, at *17 (S.D.N.Y. Nov. 26, 1990). Applying this standard, Gold Kist is entitled to injunctive relief.

IV. CONCLUSION

For these reasons and on the authorities cited, Gold Kist requests that this Court grant its Motion for Preliminary Injunction.

Respectfully submitted this 23rd day of October, 2006.

/s/ Peter Kontio

PETER KONTIO

Georgia Bar No. 428050

KEVIN E. GRADY

Georgia Bar No. 304050

JAY D. BENNETT

Georgia Bar No. 051350

THEODORE J. SAWICKI

Georgia Bar No. 627851

KRISTINE McALISTER BROWN

Georgia Bar No. 480189

VALARIE C. WILLIAMS

Georgia Bar No. 764440

ALSTON & BIRD LLP

1201 West Peachtree Street

Atlanta, GA 30309-3424

Telephone: (404) 881-7000

Facsimile: (404) 881-7777

Counsel for Plaintiff Gold Kist Inc.

L.R. 7.1(D) CERTIFICATION

I hereby certify that Gold Kist’s Memorandum in Support of Its Motion for Preliminary Injunction has been prepared in Times New Roman font, 14 point, pursuant to L.R. 5.1(C).

/s/ Peter Kontio

CERTIFICATE OF SERVICE

I hereby certify that on October 23, 2006, I served GOLD KIST INC.’S MEMORANDUM OF LAW IN SUPPORT OF MOTION FOR PRELIMINARY INJUNCTION on following attorneys of record via hand delivery:

Michael C. Russ

Jeffrey S. Cashdan

KING & SPALDING

1180 Peachtree Street, NE

Atlanta, GA 30309

mruss@kslaw.com

and the following attorneys of record via first class mail, postage prepaid:

Mark D. Taylor

BAKER & MCKENZIE LLP

2300 Trammell Crow Center

2001 Ross Avenue

Dallas, TX 75201

mark.d.taylor@bakernet.com

David J. Laing

BAKER & MCKENZIE LLP

815 Connecticut Avenue, NW

Washington, DC 20006-4078

david.j.laing@bakernet.com

2

Alan J. Stone

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

Chase Manhattan Centre, Suite 1800

1201 North Market Street

P.O. Box 1347

Wilmington, DE 19899-1347

astone@mnat.com

This 23rd day of October, 2006

/s/ Kristine McAlister Brown
Georgia Bar No. 480189

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